Sit Mutual Funds

Celebrating our first 25 years

Stock Market Closed

Shareholder transaction processing will be delayed until January 3rd due to the close of the New York Stock Exchange on Tuesday for President Ford's memorial and funeral. Sit Investor Services Representatives will resume taking calls on Tueday, January 2nd at 7:30 a.m., Central Time and will maintain normal business hours.

The following is from the most recent edition of the Sit Mutual Funds Newsletter.

A Few Words from Gene Sit

As a result of the Democrat victories in national and local elections, we can expect initiatives to raise taxes for high-income individuals and ease the burden on middle-income taxpayers in the form of property tax reductions and consumer tax phase backs. Expect other Democrat initiatives to include proposals to increase the minimum wage and to provide more government-paid health care (Medicaid). It is difficult to predict which of these initiatives will succeed, although the minimum wage is likely to be increased.

Also in question are policies Democrats will propose relative to the Iraq War and terrorism. The threat of increased terrorist activity continues to be a primary concern for investors. Major acts of terrorism would significantly impact global markets.

Democrat dominance in both chambers of Congress will make it difficult for President Bush to carry out his initiatives, which appear to have weak public support. Political differences between the legislative and executive branches could lead to gridlock.

There is no immediate concern about fiscal policy changes as the legislature moves from Republican to Democrat leadership. The Bush tax cuts will remain in place through 2010, but there is little chance a Democrat-led House and Senate will support President Bush's fiscal policies thereafter.


WALL ST
BROAD ST

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